Exhibit (d)(2)(H)

MERCHANDISE LICENSE AGREEMENT

This Merchandise License Agreement (the “Agreement”) is entered into as of December 1, 2000 (the “Effective Date”) by and between MGM Consumer Products, a division of Metro-Goldwyn-Mayer Home Entertainment Inc., a Delaware corporation, and Metro-Goldwyn-Mayer Lion Corp., a Delaware corporation (collectively, “Licensor”), on the one hand, and MGM MIRAGE Retail, a Nevada corporation (“Licensee”), on the other hand.

Recitals

WHEREAS, the parties to this Agreement acknowledge that they enjoy a unique historical relationship to each other; and

WHEREAS, Licensor is the owner of all right, title and interest throughout the world to the “Metro-Goldwyn-Mayer,” “MGM” and the MGM Lion Logo trademarks and service marks, and variants thereof as represented on Exhibit A attached hereto and incorporated herein by reference (the “Marks”); and

WHEREAS, Licensee is an indirect wholly owned subsidiary of MGM MIRAGE, a Delaware corporation, which, through other subsidiaries, owns and operates hotels, casinos and resorts throughout the world; and

WHEREAS, Licensor desires to license the use of the Marks to Licensee solely in connection with the retail sale of merchandise by Licensee and its Affiliates (as hereinafter defined) pursuant to the terms of this Agreement, and Licensee desires to accept such license from Licensor.

Agreement

NOW, THEREFORE, in consideration of the foregoing and of the mutual promises hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged by the parties, the parties agree as follows:

1. Incorporation of Recitals. The parties acknowledge and agree that the recitals to this Agreement are true and correct and are incorporated in and made a part of this Agreement.

2. Definitions. For purposes of this Agreement, the following terms shall have the respective meanings set forth below:

(a) “Advertising Materials” shall have the meaning set forth in Section 4.2.

(b) “Affiliate” means any person or entity that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the person or entity specified. Notwithstanding the foregoing, neither Licensor nor Metro-Goldwyn-Mayer Inc. or any of its subsidiaries shall be deemed “Affiliates” of Licensee or MGM MIRAGE.

(c) “Annual Period” shall mean each period of one year beginning on the Effective Date and on each anniversary of the Effective Date.

(d) “Effective Date” shall have the meaning set forth in the first paragraph of this Agreement.

(e) “License” shall have the meaning set forth in Section 3.

(f) “Licensed Locations” means all retail outlets located within hotels, casinos or resorts which are at least majority-owned or are operated by Licensee or an Affiliate of Licensee anywhere in the world, and any retail outlet which is at least majority-owned or is operated by Licensee or an Affiliate of Licensee located in the same metropolitan area as any such hotel, casino or resort. Notwithstanding the foregoing, Licensee and its Affiliates may offer for sale and sell Merchandise by catalog or direct mail order or through Internet sites which are owned and operated by Licensee or an Affiliate of Licensee.

(g) “Licensee” shall have the meaning set forth in the first paragraph of this Agreement.

(h) “Licensor” shall have the meaning set forth in the first paragraph of this Agreement.

(i) “Marks” shall have the meaning set forth in the second Recital to this Agreement.

(j) “Merchandise” means retail merchandise which bears any of the Marks, including without limitation wearing apparel, jewelry and personal accessories, housewares, stationery and backpacks, tote bags and duffel bags, in each case subject to the approval rights of Licensor as set forth in Section 4.

(k) “Net Revenues” means the gross revenues actually received by Licensee or any Affiliate of Licensee from retail sales of Merchandise pursuant to this Agreement, as determined in accordance with Licensee’s or such Affiliate’s invoice, less

(i)	sales, value added, use and similar taxes that are separately itemized, billed by Licensee or its Affiliate to its customers and required to paid to the appropriate taxing authority by Licensee or its Affiliate;

(ii)	amounts paid by Licensee or its Affiliate and billed to its customers for insurance, shipping and similar charges; and

(iii)	credits for refunds and returns of Merchandise.

(l) “Packaging Materials” shall have the meaning set forth in Section 11.2.

(m) “Royalties” means royalty payments by Licensee to Licensor as provided in Section 6.

(n) “Term” shall have the meaning set forth in Section 5.

3. Grant of License. Licensor grants to Licensee during the Term the right and license (the “License”) to use the Marks solely for the design, manufacture, production, marketing, advertising, promotion and sale of Merchandise by Licensee or its Affiliates at the Licensed Locations. The License shall be non-exclusive, except that Licensor will not directly or indirectly license the right to use the Marks for the production, promotion or sale of Merchandise, to other casinos or to other hotels or resorts with casinos contiguous thereto anywhere in the world.

4. Licensor’s Approval Rights.

4.1	Licensee warrants that the Merchandise will be of good quality in design, materials and workmanship and suitable for its intended purpose, that no injurious or deleterious substances will be used in or on the Merchandise, that the Merchandise will not cause harm when used as intended and with ordinary care and that the Merchandise will be manufactured, marketed, advertised, promoted and sold or otherwise distributed in compliance with all applicable laws and regulations.

4.2	Prior to the proposed sale of any Merchandise which has not been previously approved by Licensor, or the proposed use of any advertising or promotional materials in connection with the Merchandise (“Advertising Materials”) which have not previously been approved by Licensor, Licensee shall submit the concepts for such Merchandise or Advertising Materials to Licensor for its review. Licensor shall have 10 business days from its receipt in which to approve or disapprove, by written notice to Licensee, such concepts for Merchandise or Advertising Materials. In the event that Licensor does not approve of such concepts for Merchandise or Advertising Materials within such 10-business-day period, they shall not be deemed to be approved for all purposes of this Agreement.

Licensor shall have the right to disapprove of any concepts for Merchandise or Advertising Materials if it determines, in the exercise of its reasonable good faith judgment, that the Merchandise or Advertising Materials would impair the value and goodwill associated with the Marks or Licensor’s associated copyrights or trademarks by reason of (i) their failure to satisfy the general quality standards set forth in Section 4.1, (ii) their use of artwork, designs or concepts which fail accurately to depict the Marks, (iii) their use of materials which are unethical, immoral or offensive to good taste, (iv) their failure to carry proper copyright or trademark notices or (v) any other reasonable cause. In the event that Licensor does not approve of any concepts for Merchandise or Advertising Materials as provided herein, it shall notify Licensee in writing of the specific reasons for disapproval and Licensee shall not sell such Merchandise or use such Advertising Materials until they have been revised as provided in Licensors notice to Licensee and resubmitted to Licensor for approval as provided in this Section 4.2.

4.3	Licensee agrees to maintain the quality of all Merchandise manufactured pursuant to this Agreement up to the specifications, quality and finish of the production sample of such Merchandise approved by Licensor under Section 4.2, and agrees not to change the Merchandise in any respect or to make any change in the Advertising Materials without first submitting to Licensor a sample showing such proposed changes and obtaining Licensors approval of such sample. Upon request of Licensor, Licensee shall furnish to Licensor the addresses of the production facilities used by Licensor for manufacturing the Merchandise, and shall make arrangements for Licensor to inspect such production facilities upon reasonable advance notice during normal business hours.

4.4	Licensee shall not, and shall not permit its Affiliates, to use any other name, trademark or logo an any Merchandise or on the packaging of any Merchandise which contains, reflects or otherwise uses the Marks. Notwithstanding the foregoing, Licensee and its Affiliates shall be entitled to use their own marks in association with the Marks for the purposes of identification and promotion of the Licensed Locations.

5. Term. The term of this Agreement (the “Term”) shall commence on the Effective Date and terminate on the fifth anniversary of the Effective Date, unless terminated earlier by Licensee at its option upon 60 days’ notice to Licensor. Licensee shall have the right to extend the Term for one additional five-year period, provided that

(i) Licensee notifies Licensor of such extension at least 60 days prior to the end of the original Term and (ii) Licensee is not then in breach of this Agreement.

6. Royalty Payments. Licensee shall pay royalties (“Royalties”) to Licensor based on Net Revenues from sales of Merchandise during the Term or subsequent to the termination of this Agreement for any reason. The applicable Royalty percentage shall be calculated based on total Net Revenues from sales of all Merchandise during the Term of this Agreement. The Royalty percentages shall be as follows: (i) 5% of Net Revenues up to $2,000,000 accrued during the Term of this Agreement, plus (ii) 7.5% of Net Revenues between $2,000,001 and $5,000,000 accrued during the Term of this Agreement, plus (iii) 10% of Net Revenues in excess of $5,000,000 accrued during the Term of this Agreement.

7. Monthly Royalty Payments and Statements.

7.1	All Royalties due to Licensor shall accrue upon the sale of the Merchandise. For purposes of this Agreement, Merchandise shall be considered “sold” as of the date on which such Merchandise is sold by Licensee or an Affiliate of Licensee to any customer or other third party.

7.2	Licensee shall pay all Royalties due to Licensor under this Agreement in respect of sales of Merchandise during any month within 15 days following the end of such month. All Royalty statements required to be submitted by Licensee shall be submitted within 15 days following the end of the month to which they relate and shall accompany the Royalty payment to Licensor. The first such Royalty payment and statement shall be due no later than February 15, 2001 and shall include any sales of Merchandise between the Effective Date and January 31, 2001.

7.3	In the event that Licensee or its Affiliates sell any Merchandise at a price less than 10% above Licensee’s manufactured cost of such Merchandise without the prior approval of Licensor, Net Revenues with respect to such sale shall be deemed to reflect a retail selling price of 10% above Licensee’s manufactured cost of such Merchandise.

7.4	Except as otherwise provided in this Agreement, there shall be no deduction from the Royalties payable to Licensor for taxes, fees, assessments or expenses of any kind which may be incurred or paid by Licensee in connection with (i) Royalty payments due to Licensor or (ii) the manufacture, sale, distribution or advertising of the Merchandise. Licensee shall have the sole responsibility at its expense to obtain the approval of any governmental authorities, to take any required steps to effect the payment of funds to Licensor, to enable Licensee to commence or continue doing business in any jurisdiction and to comply in all respects with all applicable laws and regulations. Notwithstanding the foregoing, if (i) any country imposes a withholding tax against Licensor, as licensor, with respect to the Royalties payable to Licensor on sales of Merchandise in such country, (ii) such tax is paid by Licensee on behalf of Licensor and (iii) such tax is an income tax as to which a foreign tax credit is allowable to Licensor under Section 901 of the Internal Revenue Code of 1986, as amended, then Licensee may deduct the amount of such withholding tax from the Royalties payable to Licensor under this Agreement, on the condition that Licensee furnishes to Licensor all information and documentation required by Licensor to enable Licensor to obtain a foreign tax credit on its U.S. income tax return with respect to such withholding tax payment by Licensee.

7.5	Licensee shall furnish to Licensor, at the same time it makes payment of Royalties, a complete statement, certified by an officer of Licensee to be true and accurate, setting forth the basis upon which Royalty payments were accrued during the preceding calendar month, the amount of the Royalty payments payable with respect to such calendar month and such other information as Licensor may reasonably request.

7.6	The receipt or acceptance by Licensor of any Royalty statement furnished pursuant to this Agreement, or any Royalty payment made, shall not preclude Licensor from questioning their accuracy at any time for a period of three years from the receipt of the Royalty statement. If any mistakes are discovered in such statements or payments, appropriate adjustments shall be promptly made by the parties. Licensee shall pay Licensor interest on late Royalty payments at an annual rate of 2% above the prevailing prime interest rate of Bank of America, Los Angeles, California, in effect on the date on which such late Royalty payment should have been paid to Licensor, but in no event shall such interest rate exceed the maximum rate permitted by applicable law.

8. Records and Audit Rights.

8.1	While this Agreement remains in effect and for three years thereafter, Licensee shall keep accurate books of account and copies of all documents relating to this Agreement at Licensee’s principal office. Licensor, through its duly authorized agents and representatives, shall have the right, to be exercised not more than once per Annual Period and upon not less than five business days’ prior notice to Licensee, solely for the purpose set forth in Section 7.6, to examine and audit such books and documents during normal business hours, and shall have the right at its own expense to make copies of such books and documents except to the extent expressly prohibited by applicable law or regulation, including without limitation the Nevada Gaming Control Act and the regulations promulgated thereunder. At Licensee’s request, Licensee shall provide an authorized employee to assist in the examination of Licensee’s records. All information regarding Licensee’s or its Affiliates’ business received in any such examination shall be held in strict confidence by Licensor and shall not be used or disclosed by Licensor in any manner. Licensor shall not unreasonably interfere with Licensee’s business operations in exercising the foregoing right of examination.

8.2	The expenses of examinations and audits pursuant to Section 8.1 shall be home by Licensor; provided, however, that Licensee shall be charged for the reasonable out-of-pocket expenses of any such examination or audit that conclusively establishes an underpayment of Royalties in excess of 5% of the Royalties reported and paid for relevant calendar month.

9. Exploitation of License; Restrictions on Sale.

9.1	Licensee agrees to manufacture or cause to be manufactured the Merchandise in sufficient quantities to meet the reasonably anticipated demand. Licensee also agrees to use reasonable efforts to advertise and promote the Merchandise at its own expense and to sell the Merchandise at the Licensed Locations, consistent with Licensee’s good faith business judgment. Nothing contained in this Section 9.1 shall constitute a representation by Licensee that any specified minimum amount of Merchandise will actually be sold or that a specified minimum amount of Net Revenues will actually be achieved in any period. Licensor acknowledges and agrees that Licensee does not intend to sell Merchandise in all of the Licensed Locations and that Licensee may not commence selling Merchandise for some period of time following the Effective Date.

9.2	The Merchandise shall be sold to the public only in the manner in which merchandise articles of the same general type are customarily sold to the public. Licensee shall not use or sell the Merchandise as premiums, or distribute the Merchandise to persons which Licensee has reason to believe intend to use or sell the Merchandise as premiums. For purposes of the foregoing provision, use or sale of the Merchandise as “premiums” shall mean use or sale of the Merchandise in connection with self-liquidator programs, joint merchandising programs, giveaways, sales incentive programs, door-openers, traffic-builders and any other kind of promotional program designed to promote the sale of the Merchandise or other goods or services of Licensee or its Affiliates or a third party. Notwithstanding the foregoing, Licensee and its Affiliates may use and distribute Merchandise in association with its hotel, casino and resort promotions and special events.

10. Trademark Protection.

10.1	Licensee recognizes the substantial goodwill associated with the Marks and acknowledges that such goodwill belongs exclusively to Licensor, that its use of the Marks inures to Licensee’s benefit and that Licensee shall not thereby acquire any rights in the licensed Marks. Licensee shall not, during the Term hereof or thereafter, assert rights in the Marks, challenge the rights of Licensor in and to the Marks or attack the validity of this Agreement. In addition, Licensee shall not, during the Term hereof or thereafter, attempt to obtain rights to the Marks through use, registration or otherwise in any state or country or otherwise throughout the universe. Licensee shall not use the Marks in a scandalous or demeaning manner or in any other manner which would, in the reasonable opinion of Licensor, cause loss of value or goodwill or otherwise cause injury to the Marks or to Licensor. Licensee also agrees not to attempt to register or to use or to aid any third party in attempting to register or to use any trademark or service mark which may be, in the opinion of Licensor, confusingly similar to the Marks, in any state or country. It is expressly understood that this covenant shall survive termination or expiration of this Agreement. Any violation of this paragraph shall constitute a material breach of this Agreement.

10.2	Licensee shall keep appropriate records relating to the dates when each article of Merchandise is first placed on sale or sold in each country, and the dates of use in each country of each different Mark on the Merchandise and Advertising Materials. At Licensee’s request, Licensee shall supply Licensor with samples of the trademark usages in question and other information which will enable Licensor to complete and obtain trademark or design applications or registrations, or to evaluate or oppose any trademark or design applications, registrations or uses by third parties, all at the expense of Licensor.

10.3	Licensee agrees to affix to Merchandise and to the Advertising Materials the following notice or such other notice as may be specified in writing by Licensor:

TM & © Metro-Goldwyn-Mayer Lion Corp. METRO-GOLDWYN-MAYER, MGM and the MGM LION LOGO are used by permission of Metro-Goldwyn-Mayer Lion Corp.

When one of the Marks is used as a trademark for any Merchandise, the name shall be properly used as a trademark in a larger or bolder type than the name of the Merchandise, and shall not be used as the generic name of the Merchandise.

11. Copyright Provisions.

11.1	The authorization of Licensor to Licensee to make public distribution of the Merchandise and Advertising Materials is expressly conditioned upon the agreement of Licensee to place on all Merchandise and Advertising Materials the copyright notice in the name of Licensor as set forth in Section 10.4.

11.2	Licensee acknowledges that the copyright notice must be permanently affixed to all Merchandise and packaging thereof (the “Packaging Materials”) and Advertising Materials and to any separate portions of the Merchandise or Packaging Materials or Advertising Materials which contain the Marks and which are intended to be used separately by the purchaser. Licensee agrees that it will not, without Licensee’s prior written consent, affix to the Merchandise or the Packaging Materials which contain, reflect or otherwise use the Marks a copyright notice in Licensee’s name or the name of any person or entity other than Licensor.

11.3	Licensee hereby sells, signs and transfers to Licensor all of its worldwide right, title and interest in and to all “new works” or “derivative works” heretofore or hereafter created using the Marks, including without limitation the copyrights thereon. If persons who are not employees of Licensee or its Affiliates living in the U.S. make or have made any contribution to the creation of a “new work,” so that such persons might be deemed to be “authors” of the same as that term is used in present or future U.S. copyright statutes, Licensee agrees to obtain from such persons a comparable full assignment of rights so that the foregoing assignment by Licensee vests in Licensor full rights in the “new work,” free of any claims, interests or rights of other parties. Licensee agrees not to permit any of its employees or the employees of its Affiliates to obtain or reserve by oral or written employment agreements any rights as “authors” of such “new works.” At Licensor’s request, Licensee agrees to furnish Licensor with information concerning the creation of “new works” and with copies of assignments of rights obtained from other parties.

12. Representations and Warranties; Indemnification.

12.1	Each party represents and warrants to the other that: (i) this Agreement has been duty authorized, executed and delivered by such party; (ii) such party has the full power and authority to enter into this Agreement and to perform its obligations hereunder; (iii) this Agreement constitutes a valid and binding obligation of such party, enforceable in accordance with its terms; and (iv) the execution and performance of this Agreement by such party does and will not violate any agreement or obligation between such party and any other person or entity.

12.2	Licensee agrees to indemnify and hold Licensor harmless from and against any and all claims (and liabilities, judgments, penalties, losses, costs, damages and expenses resulting therefrom, including reasonable attorneys’ fees, but excluding lost profits) made by third parties against Licensor arising out of or in connection with any action taken under or in violation of this Agreement by Licensee, its Affiliates, manufacturers, distributors or the employees or agents of any of the foregoing, including without limitation the manufacture, distribution, advertising, sale or use of the Merchandise, but excluding any claims to the extent based on or arising out of the use of the Marks by Licensee or its Affiliates in accordance with the terms of this Agreement.

12.3	Licensor agrees to indemnify and hold Licensee and its Affiliates harmless from and against any and all claims (and liabilities, judgments, penalties, losses, costs, damages and expenses resulting therefrom, including reasonable attorneys’ fees, but excluding lost profits) made by third parties against Licensee or its Affiliates asserting rights in the Marks and to the extent based upon or arising out of the use of the Marks by Licensee or its Affiliates in accordance with the terms of this Agreement.

12.4	With respect to any claims falling within the scope of the foregoing indemnifications, (i) each party shall promptly notify the other of and keep the other fully advised with respect to such claims and the progress of any suits in which the party is not participating, (ii) each party shall have the right to assume, at its sole expense, the defense of a claim or suit made or filed against the other party for which such party is required to indemnify the other party, (iii) each party shall have the right to participate, at its sole expense, in the defense of any suit instituted against it and to approve any attorneys selected by the other party to defend it, which approval shall not be unreasonably withheld or delayed and (iv) a party assuming the defense of a claim or suit against the other party shall not settle such claim or suit without the prior written approval of the other party, which approval shall not be unreasonably withheld or delayed.

13. Reservation of Rights. All rights in and to the Marks are retained by Licensor for its own use, except for the specific rights in the Marks licensed to Licensee under this Agreement. Licensor reserves the right to use, and to license other parties to use, the Marks throughout the world for any purpose Licensor may determine, except as otherwise expressly provided in this Agreement, but neither Licensor nor any party licensed by Licensor shall have the right to use the Marks in any manner which would conflict with the rights granted to Licensee under this Agreement, including the right to maximize sales of Merchandise bearing the Marks.

14. Infringements; Claims.

14.1	If Licensee learns that a party is making unauthorized use of the Marks, Licensee agrees to promptly give Licensor written notice, providing full information (to the extent actually known by Licensee) with respect to the actions of such party. Licensee agrees not to make any demands or claims, bring suit, effect any settlement or take any other action against such party without the prior written consent of Licensor. Licensee agrees to cooperate with Licensor, without expense to Licensee (except with respect to costs associated with providing samples and evidence of use), in connection with any action taken by Licensor to terminate infringements.

14.2	If claims are made against Licensor or Licensee or Licensee’s Affiliates by a party asserting ownership of rights in a name or design which is the same as or similar to the Marks, and asserting further that the use of a particular Mark by Licensee or its Affiliates infringes the rights of such party, or if the parties learn that another party has or claims rights in a trademark, name or design which would conflict with the proposed or actual use of a Mark by

Licensee, Licensor and Licensee agree in any such case to consult with each other on a suitable course of action. In no event shall Licensee have the right, without the prior written consent of Licensor, to acknowledge the validity of the claim of such party, to obtain or seek a license from such party or to take any other action which might impair the ability of Licensor to contest the claim of such party if Licensor so elects. Licensee agrees at Licensee’s request to make reasonable modifications requested by Licensor in Licensee’s use of the Marks in question or to discontinue their use in the country of the Licensed Location in question on the particular Merchandise which is involved, if Licensor, in its reasonable discretion, determines that such action is necessary to resolve or settle the claim or suit or eliminate the threat of a claim or suit by such party. Licensor shall have the right to participate fully at its own expense in defense of any claim or suit instituted against Licensee or its Affiliates with respect to the use by Licensee or its Affiliates of a Mark.

15.	No Sublicensing; Agreements with Manufacturers.

15.1	The License shall not include the right to sublicense any of the rights granted to Licensee under this Agreement.

15.2	Licensee and its Affiliates shall have the right to arrange with another party to manufacture Merchandise or components of Merchandise for exclusive sale, use and distribution by Licensee and its Affiliates. Licensee agrees to enter into a written agreement with all such manufacturers and to incorporate into such written agreements all of the provisions, for the protection of the rights of Licensor, which are contained in the form manufacturer agreement which has been prepared by Licensor for such purpose and which is available from Licensor. Licensee further agrees to furnish Licensor, within 30 days of their execution, copies of all agreements with such manufacturers.

15.3	Licensee agrees to enforce against its manufacturers all of the provisions which are required to be included in such agreements for the protection of Licensor as provided in Section 15.2, to advise Licensor of any violations thereof by manufacturers of which Licensee has actual knowledge, and of corrective actions taken by Licensee and the results thereof, and, at the request of Licensor, to terminate such agreement with any manufacturer which violates any of such provisions for the protection of Licensor.

16.	Breach and Termination.

16.1	Licensor shall have the right to terminate this Agreement for any breach of this Agreement set forth below if after 30 days’ written notice from Licensor to Licensee specifying the breach and stating prominently that it is a “NOTICE OF BREACH” (the “Initial Cure Period”), Licensee (i) has failed to or is unable to cure such breach, (ii) has commenced to cure such breach sand such cure is not fully effectuated within an additional 30 days after the Initial Cure Period to Licensor’s reasonable satisfaction or (ii) has given written notice of the proposed steps and period of time reasonably necessary for effectuating such cure, acceptable to Licensor, and failed to complete the cure within the agreed-upon cure period:

(a)	If Licensee or its Affiliates make, sell, offer for sale or distribute or use any Merchandise or Advertising Materials without prior approval of Licensor as provided in Section 4, or make any use of the Marks not authorized under this Agreement.

(b)	If Licensee fails to include on any Merchandise or any Advertising Materials or Packaging Materials the required trademark and copyright notice as provided in Section 10.4.

(c)	If Licensee fails to submit Royalty statements or Royalty payments to Licensor within 30 days following the end of any calendar month.

(d)	If Licensee becomes subject to any voluntary or involuntary order of any governmental agency involving the recall of any Merchandise because of safety, health or other hazards to the public and Licensee falls or refuses to stop the sale or use of such Merchandise within 10 days of receipt of the recall notice.

(e)	If, other than under Title 11 of the U.S. Code, Licensee becomes subject to any voluntary or involuntary insolvency, cessation, bankruptcy or similar proceedings, or an assignment for the benefit of creditors is made by Licensee, or an agreement between Licensee and its creditors generally is entered into providing for extension or composition of debt, or a receiver is appointed to administer the assets of Licensee, or the assets of Licensee are liquidated, or any distress, execution or attachment is levied on such of its equipment as is used in the production and distribution of the Merchandise and remains undischarged for a period of 60 days.

(f)	If Licensee breaches any of the provisions of Section 15 or Section 17.1.

(g)	If the name “MGM” or an authorized variation thereof is no longer used as part of the name of one or more hotels of which Licensee and/or its Affiliates directly or indirectly owns more than 50% of the outstanding equity and voting interests.

16.2	Notwithstanding the provisions of Section 16.1, if Licensee fails to obtain proper approvals or fails to timely submit Royalty statements or Royalty payments on more than two occasions during any one Annual Period, Licensor shall have the right to terminate this Agreement upon written notice to Licensee without further opportunity for Licensee to cure.

16.3	If any order for relief under the Bankruptcy Code is entered against Licensee, Licensee must assume or reject this Agreement within 60 days after the order for relief is entered. If Licensee does not assume this Agreement within such 60-day period, Licensor may, at its sole option, terminate this Agreement by giving written notice to Licensee, without further liability on the part of Licensor.

16.4	Termination of this Agreement as provided in this Section 16 shall be without prejudice to any rights or claims which Licensor may otherwise have against Licensee, except that in no event shall Licensor have any claim for lost profits. Upon termination of this Agreement as a result of a breach by Licensee, all Royalties based on sales previously made shall become immediately due and payable to Licensor. Upon termination of this Agreement under Section 16.1(d), 16.2 or 16.3, Licensee, its receivers, trustees, assignees and other representatives shall have no right to sell, exploit or in any way deal with the Merchandise, the Advertising Materials or the Marks, except with the express written consent of Licensor.

16.5	Subject to the provisions of Section 16.6, upon the expiration or termination of this Agreement for any reason, Licensee and its Affiliates agree immediately and permanently to discontinue manufacturing, selling, advertising, distributing and using the Merchandise and Advertising Materials, immediately and permanently to discontinue using the Marks, to undertake with third-

party manufacturers to immediately destroy any molds, dies, patterns or similar items from which Merchandise and Advertising Materials were made where any Mark is an integral part thereof, and immediately to terminate all agreements with manufacturers, distributors and others which relate to the manufacture, sale, distribution and use of the Merchandise.

16.6	Notwithstanding the provisions of Section 16.5, upon termination or expiration of this Agreement for any reason, except as a result of a breach set forth in Section 16.2, Licensee and its Affiliates shall have a sell-off period of one year, subject to the payment of Royalties to Licensor on any such sales in accordance with this Agreement. Licensee shall deliver to Licensor within 30 days following expiration or termination a written inventory listing all Merchandise in Licensee’s possession or control as of the date of such inventory.

17. General Provisions.

17.1	Neither party shall directly or indirectly assign, transfer, sublicense or encumber any of its rights under this Agreement without the prior written consent of the other party, except that Licensor may assign its right to receive Royalty payments to any party. A request by Licensee to assign this Agreement to an Affiliate of Licensee, which Affiliate is not in breach of Section 16.1 (g) hereof, shall not be unreasonably withheld or delayed by Licensor. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.

17.2	Nothing contained in this Agreement shall be construed so as to make the parties partners or joint venturers with each other or to permit either party to bind the other or purport to act on behalf of the other in any respect.

17.3	No waiver or modification of any of the terms of this Agreement shall be effective unless in writing and signed by both parties. Failure by either party to enforce any rights under this Agreement shall not be construed as a waiver of such rights, and a waiver by either party of a default in one or more instances shall not be construed as a continuing waiver or as a waiver in other instances.

17.4	If any term or provision of this Agreement is for any reason held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other term or provision, and this Agreement shall be interpreted as if such term or provision had never been contained herein.

17.5	All notices required or desired to be given under this Agreement shall be in writing and shall be deemed to have been received (i) when received if personally delivered, (ii) three days after being mailed by first-class mail, postage prepaid, (iii) the next business day after being sent by overnight commercial courier or (iv) when receipt is sent by confirmed telecopy, in each case addressed as follows or to such other address as either party shall designate by written notice to the other:

If to Licensor:

MGM Consumer Products, a division of

    Metro-Goldwyn-Mayer Home Entertainment Inc.

Metro-Goldwyn-Mayer Lion Corp.

2500 Broadway Street

Santa Monica, California 90404

Attention: Senior Vice President, MGM Consumer Products

Telecopy No.: (310) 449-8142

With a Copy to:

Metro-Goldwyn-Mayer Studios Inc.

2500 Broadway Street

Santa Monica, CA 90404

Attention: General Counsel

If to Licensee:

MGM MIRAGE Retail

3600 Las Vegas Boulevard South

Las Vegas, Nevada 89109

Attention: President

Telecopy No.: (702) 693-7145

With a copy to:

MGM MIRAGE

3600 Las Vegas Boulevard South

Las Vegas, Nevada 89109

Attention: General Counsel

Telecopy No.: (702) 693-7628

17.6	The paragraph and section headings of this Agreement are inserted only for convenience and shall not be construed as a part of this Agreement.

17.7	This Agreement contains the entire understanding of the parties with respect to its subject matter and supersedes any and all prior agreements, understandings and negotiations, whether oral or written. This Agreement shall have no effect on the existing License Agreement, dated as of February 29, 1980, as subsequently amended, between Affiliates of Licensor and Licensee, which shall remain in full force and effect.

17.8	This Agreement shall be governed by and construed in accordance with the laws of the State of California and the United States, regardless of the place of its physical execution or performance.

17.9	If any action is brought with respect to or arising out of this Agreement, the prevailing party shall be entitled to recover its costs and expenses incurred in the prosecution and defense of that action, including reasonable attorneys’ fees.

17.10	Licensor acknowledges that Licensee’s Affiliates are engaged in businesses that are or may be subject to and exist because of privileged licenses issued by governmental authorities. If Licensee or any parent, subsidiary or other Affiliate of Licensee is directed to cease doing business with Licensor by any such authority, or if Licensee shall determine in good faith, in Licensee’s sole and exclusive judgment, that Licensor or any of its officers, directors, key employees, agents or representatives (i) is or might be engaged in, or is about to be engaged in, any activity or (ii) was or is involved in any relationship, either of which could or does jeopardize Licensee’s business or such licenses, or those of a parent, subsidiary or other Affiliate, or if any such license is threatened to be or is denied, suspended or revoked, then this Agreement may be terminated by Licensee without further liability to either party upon notice to Licensor, provided that Licensor shall be entitled to retain all Royalties previously paid and to receive Royalties due but unpaid at the time of termination.

17.11	Licensor acknowledges that Licensee, its parent, subsidiaries and other Affiliates have a reputation for offering high-quality entertainment and services to the public, and that it and its Affiliates are subject to regulation and licensing, and desire to maintain their reputation and receive positive publicity. Licensor therefore agrees that, during the Term of this Agreement and for a period of two years thereafter, Licensor and its officers and directors will not make any oral, written or recorded statement or comment that is disparaging, critical or defamatory toward Licensee or its Affiliates. If Licensee determines in its good faith business judgment that Licensee’s conduct or that of its officers or directors is in violation of this provision, Licensee shall have the right to terminate this Agreement without further liability to either party upon notice to Licensor, provided that Licensor shall be entitled to retain all Royalties previously paid and to receive Royalties due but unpaid at the time of termination.

17.12	Notwithstanding any other provision of this Agreement, the parties hereto acknowledge that neither Kirk Kerkorian nor Tracinda Corporation, individually or collectively, is a party to this Agreement or any agreement provided for herein. Accordingly, the parties hereby agree that in the event (a) there is any alleged breach or default by any party under this Agreement or any agreement provided for herein, or (b) any party has any claim arising from or relating to any such agreement, no party, nor any party claiming through such party, shall commence any proceedings or otherwise seek to impose any liability whatsoever against Kirk Kerkorian or Tracinda Corporation by reason of such alleged breach, default or claim.

18. Licensor’s Right to Buy Articles. From time to time during the Term of this Agreement, upon its request, Licensor shall have the right to purchase from Licensee Merchandise at a cost equal to fifteen percent (15%) above Licensee’s manufactured cost. The revenues from any such sales to Licensor shall not constitute Net Revenues for purposes of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

LICENSOR:

MGM CONSUMER PRODUCTS, a Division of Metro-Goldwyn-Mayer Home Entertainment Inc.

By:	/s/ Travis Rutherford
Travis Rutherford
Senior Vice President

METRO-GOLDWYN-MAYER LION CORP.

By:	/s/ Jay Rakow
Jay Rakow
Senior Executive Vice President and General Counsel

LICENSEE:

MGM MIRAGE RETAIL

By:	/s/ Frank P. Visconti
Frank P. Visconti,
President

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